[redacted]

03056222

NO ACT
P.E 2-5-03
1-3950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 4, 2003

Peter Sherry, Jr.
Assistant Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1038 WHQ
Dearborn, MI 48126

Act	1934
Section	
Rule	14A-8
Public Availability	4-4-2003

Re: Ford Motor Company
Incoming letter dated February 5, 2003

Dear Mr. Sherry:

This is in response to your letter dated February 5, 2003 concerning the shareholder proposals submitted to Ford by Samuel N. Joanette. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
APR 21 2003
THOMSON
FINANCIAL

Enclosures

cc: Samuel N. Joanette
360 Collins Ave., Suite 202
Miami Beach, FL 33139

CRGA

Ford Motor Company

Office of the Secretary
Peter Sherry, Jr.
Assistant Secretary
313/323-2130
313/337-9591 (Fax)
psherry@ford.com

One American Road
Room 1038 WHQ
Dearborn, Michigan 48126

February 5, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposals Submitted by Mr. Samuel N. Joanette

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's 2003 Annual Meeting of Shareholders is scheduled for June 16, 2003.

Mr. Samuel N. Joanette, a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2003 Proxy Materials 18 proposals and supporting statements (the "Proposals") requesting various actions on the part of the Company. The Company proposes to omit the Proposals from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(3) as a violation of proxy rules for the following reason:

- The Proposals are excludable under Rule 14a-8(c) because they constitute more than one proposal.

The Proposals Constitute More Than One Proposal

Mr. Joanette's submission of December 26, 2002 (see Exhibit 1), violates Rule 14a-8(c) as it contains 18 separate proposals. Rule 14a-8(c) provides that a stockholder may submit no more than one proposal for inclusion in a company's proxy materials. Rule 14a-8(f)(1) provides, in effect, that if a stockholder submits more than one proposal, the stockholder may remedy the defect by reducing the number of proposals to one within 14 days of notification of the defect by the company. As explained in more detail below, Mr. Joanette failed to narrow his submission to one proposal within 14 days of notification by Ford.

The Staff has consistently permitted the exclusion of a proposal where the proponent submits more than one proposal and fails to reduce the number of proposals to one at the issuer's request. *See, e.g., BostonFed Bancorp, Inc.* (March 5, 2001); *Niagara Mohawk Holdings, Inc. (Hartley)* (March 23, 2000); *Enova Corp.* (February 9, 1998). The test for whether a proposal constitutes multiple proposals is whether the elements of the proposal relate to a single concept. *Computer Horizon Corp.* (April 1, 1993). In *IGEN International, Inc.* (July 3, 2000), the Staff permitted the exclusion of a proposal that, among other things, would require the issuer's number of directors to be increased to eight (with six of the directors required to be outside directors), require monthly board meetings, and permit any shareholder owning five percent or more of the company's outstanding stock to call a shareholder's meeting. *See also, Fotoball, Inc.* (May 6, 1997) (proposals relating to a minimum share ownership of directors, form of director compensation, and business relationships between issuer and its non-employee directors constitute multiple proposals); *BostonFed Bancorp, Inc.* (March 5, 2001) (proposals dealing with general shareholder governance issues and the removal of anti-takeover measures constitute multiple proposals).

Mr. Joanette's Proposals deal with a variety of issues, including adopting Company mission statements, achieving sales goals, and implementing corporate governance recommendations, among others. The Proponent's cover letter of December 26, 2002, admits that he is submitting 18 separate proposals (see Exhibit 1). The Company's initial response, dated January 6, 2003 (Exhibit 2), clearly explains that Rule 14a-8(c) allows stockholders to submit no more than one proposal for a stockholders' meeting and requests Mr. Joanette to resubmit one proposal within 14 days of receipt of the Company's letter. Our January 6 letter also asked Mr. Joanette to provide evidence of eligible share ownership in accordance with Rule 14a-8(b). The return receipt (Exhibit 3) indicates that Mr. Joanette received the Company's January 6 letter on January 10. Consequently, Mr. Joanette had until January 24, 2003, to provide evidence of eligible share ownership and resubmit one proposal to comply with Rule 14a-8(c).

Since the Company's January 6 letter, Mr. Joanette has sent two other letters to the Company. The first, dated January 13, 2003 (Exhibit 4), did not provide evidence of requisite share ownership as required by Rule 14a-8(b)(1) nor did it contain only one proposal. Instead, it merely asserted that the Company should have somehow known that Mr. Joanette had satisfied the share ownership requirements. The Company also received a letter dated January 23, 2003 (Exhibit 5), which provided evidence the Company finds satisfactory of eligible share ownership; however, Mr. Joanette's January 23 letter only promised that he would resubmit one proposal to the Company "shortly." The Company sent Mr. Joanette a letter dated January 30, 2003 (Exhibit 6), informing him that although he had provided sufficient evidence of share ownership he had not complied with the one proposal requirement of Rule 14a-8(c) in a timely manner.

On February 3, 2003, the Company received another letter from Mr. Joanette dated January 29, 2003 (Exhibit 7), which purportedly complied with the one proposal requirement of Rule 14a-8(c). As stated above, Mr. Joanette received the Company's January 6, 2003 letter on January 10. Consequently, Mr. Joanette had until January 24 to send a response that complied with the requirements of Rule 14a-8(c). His submission of January 29 is not timely and should be disregarded. In addition, the January 29 submission continues to violate the one proposal requirement of Rule 14a-8(c) as it contains at least 12 separate proposals and it violates the 500-word limit imposed by Rule 14a-8(d). In a letter dated February 4, 2003 (Exhibit 8), the Company informed Mr. Joanette of the deficiencies contained in his letter of January 29 and of Ford's intent to file a No-Action Request with the Staff.

Ford believes it is clear that Mr. Joanette's submissions violate the single proposal limit of the proxy rules. The Proposals cannot be said to be a single concept in the same context as has been accepted by the Staff in the past. In *Computer Horizons Corporation* (January 11, 1993) the Staff did not concur that a proposal could be excluded because the elements related to one concept, elimination of anti-takeover defenses. Likewise, in *Ferrofluidics Corporation* (September 18, 1992), the proposal, among others, requested the board to limit executive salaries, cease lending money or guaranteeing loans to executives and limit the ability of the board to adjust the number of warrants granted. The Staff also deemed these proposals to be related specifically to "executive compensation." Given the wide variety of subjects contained in the Proposals, Mr. Joanette's submission cannot reasonably be construed to relate to a single concept.

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposals may be excluded from Ford's 2003 Proxy Materials on the grounds that they constitute more than one proposal in contravention of Rule 14a-8(c) and that the Proponent has failed to cure this defect within 14 days of notification as provided by Rule 14a-8(f). Your confirmation that the Staff will not recommend enforcement action if the Proposals are omitted from the 2003 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposals from its 2003 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter Sherry, Jr.

Enclosure
Exhibits

cc: Samuel N. Joanette (via Federal Express)

EXHIBIT 1

December 26, 2002

To: Chairman William C. Ford

cc: Jenny Taylor, Mr. Ford's Personal Assistant
Mark Truby, Detroit News

From: Samuel N. Joanette, Shareholder

Subject: Delivery of Shareholder's Proposals to be Included in Annual Proxy Vote

Please find enclosed my shareholders proposals that I am submitting to you and Ford Motor Company. I want these proposals to be submitted for the next upcoming annual proxy vote. I am requesting that your office direct my proposals to the appropriate office within Ford Motor Company. These proposals were Federal Expressed on Thursday, December 26, 2002 and will be received and signed for at Ford on Friday, December 27, 2002. You will have received my proposals prior to the January 3, 2003 cut off date. There should be no reason that my proposals should not be accepted and submitted for shareholder's review and vote.

I am submitting a total of 18 proposals which are detailed on 13 pages. I am requesting that you, Mr. Ford and your people "play fair" with my proposals and do not lose them, destroy them, alter them, edit them or anything else except to submit them to shareholders.

My past experience with you and your people tells me that you probably will probably not act fairly. To counteract potential "dirty tricks", I am also submitting copies of my proposal to your assistant Jenny Taylor and to Mark Truby at the Detroit News.

The proposals that I am submitting are a necessary response to the way that you have mismanaged Ford Motor Company over the past four years. Simply put, disgraceful, incompetent, self-dealing and absent. Shareholders must confront you to stop the destruction of Ford before it's too late. I have been forced into action to protect my company, my investment (what's left of it) and my pension.

See you at the June shareholders meeting.

<u>Proposal 1</u> - The Board of Directors and company officers are directed to readopt the goal of **<u>Enhancing Shareholder's Value</u>**. Enhancing shareholder's value will again be the Number 1 goal of Ford Motor Company. The Board and company officials are directed to permanently promote the goal of enhancing shareholder's value.

This goal will be the <u>primary mission</u> of Ford Motor Company for as long as the company exists. The words **Enhancing Shareholder's Value** will be written into every mission statement and will be the <u>primary focus</u> of Ford. Board members and company officers are directed to make enhancing shareholder's value their Number 1 mission and that they are to never again lose sight of this primary company goal.

In 1998, 1999 and 2000, Jac Nasser and William Clay Ford Jr. prominently endorsed the need to enhance shareholder's value. But, both men lost sight of this goal. Bill Ford no longer mentions enhancing shareholder's value. It was misleading for Mr. Ford to make this promise to shareholders - it encouraged shareholders to buy more Ford shares. After which, Chairman Ford backed away from his promise as if he never made it. It was misleading for company officials to do this to it's loyal shareholders. Bill Ford and the Board are directed to readopt **<u>Enhancing Shareholder's Value</u>** as its primary goal.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders, promote growth and **Enhance Shareholder's Value.**

<u>Proposal 2</u> - Chairman William Clay Ford Jr. promised the Board of Directors and shareholders that Ford Motor Company will generate $7 billion in pre-tax profits by this mid-decade. Additionally, Chairman Ford has stated that 30% of these profits will be generated by the Premier Automotive Group (PAG).

Chairman Ford should be held accountable to meet these two goals. Approval of this proposal will require the Board of Directors to review the performance of Chairman Ford in achieving these two goals by mid-decade. If the Board concludes that Chairman Ford has failed to meet either of these two goals, the Board is directed to ask Mr. William Clay Ford Jr. to resign his positions of Chairman and CEO of Ford Motor Company.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders, promote growth and **Enhance Shareholder's Value.**

<u>Proposal 3</u> - Shareholders direct the Board of Directors to split the positions of Ford CEO and Chairman and elect two qualified, experienced, successful individuals with automotive backgrounds to these positions.

A Blue Ribbon commission of the National Association of Corporate Directors in Washington urges companies to bolster governance by splitting the two positions. They state, "It is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the Board."

The approval of this proposal by shareholders directs the Board of Directors to elect one individual to the position of CEO and another person to the position of Chairman.

The present situation of William Clay Ford Jr. holding the positions of CEO and Chairman is ineffective, unproductive and creates the potential of conflicts of interest. It is impossible for William Clay Ford Jr. to report to himself. Oversight and checks and balances are necessary and required to prevent the reoccurrence of the mismanagement of the past four years.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders, promote growth and **Enhance Shareholder's Value.**

<u>Proposal 4</u> - This proposal directs the Chairman and the Board of Directors to readopt all of the financial goals stated in the 1999 and 2000 Ford Annual Reports. The Board will direct company officers to comply with and meet all financial goals as stated in the 1999 and 2000 Annual Reports. These financial goals concerned sales, profits, profit margins, cost reductions targets, stock price performance equal to top quartile of S&P 500 companies, etc.. Beginning with the 2003 Ford Annual Report, all of these goals will be stated and published in the annual report.

The Board will appoint an outside independent committee to review the 1999 and 2000 Annual Reports. This independent committee will provide the Board with a complete list of all financial goals that were detailed in these two annual reports. The Board will direct company officers to readopt and successfully implement these stated financial goals.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders, promote growth and **Enhance Shareholder's Value.**

<u>Proposal 5</u> - The Board of Directors and company officers will honor all stated financial goals - past (1999 and 2000), present and future goals. The Board and company officers must accept and be held accountable to shareholders to meet their specific financial goals and missions.

The Board and company officers are directed to cease their current practice of stating goals and mission statements then later revising these goals to their convenience or ignoring and/or eliminating them from future annual reports (such as what happened in the 2001 Ford Annual Report where nearly all of the previously stated financial goals from 1999 and 2000 were eliminated without shareholder notice or approval).

It is misleading for company officers to state goals to shareholders, then ignore the goals, revise or eliminate them. Company officers must lead with trust, honesty and honor. Shareholders (Ford Motor Company's owners) have a right to expect this from it employees.

In the future, the Board of Directors and company officers will assure shareholders that all financial goals and mission statements will be honored and achieved.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders, promote growth and **Enhance Shareholder's Value.**

Proposal 6 - The Board of Directors and company officers are directed to adopt a mission statement that promises to protect and grow the company's asset of cash (gross cash and net cash), raise its bond rating, pay down debt and rebuild Ford's reputation with Wall Street and the Public.

Over the past 4 years, Chairman Bill Ford and the Board of Directors approved programs costing the Ford Treasury (shareholder's cash/assets) approximately $30 billion. Much of this cash was squandered and wasted and its value is now lost to shareholders and the company. Presently, the return to shareholders on this $30 billion of investment is nearly zero.

Examples of wasteful, failed (Chairman and Board approved, cost - approximately $10 billion) programs include: Wingcast and other E-commerce ventures, Quik-fit, junk yard/recycling ventures, failed precious metals trading, purchases of unnecessary corporate executive perk jets, $1,000 bottles of wine for company executives, day-care centers, university and foundation grant/giveaways, Th!nk Electric Cars and electric bicycle venture. Other wasteful, failed programs (approximately $10 billion) include the Chairman/Board approved so-called Value Enhancement Program (VEP) and the cash draining Share Buy-back.

Chairman Bill Ford and the Board of Directors spent over $9 billion on the purchases of Volvo Cars and Land Rover. Since their purchase, a couple billion dollars more have been spent on product development for both. Leading auto analysts have speculated that on a net basis, these two ventures are not producing any profits or return on investment ($10 PLUS billion) to Ford shareholders.

With the loss of this approximately $30 billion, Chairman Bill Ford has managed Ford's credit rating to near-junk bond level status. When Bill Ford became Chairman in January

1999, Ford's credit was rated next to the highest level. This debt rating downgrade is a result of Chairman Bill Ford's and the Board's approval to spend nearly all of Ford's treasury (shareholder's) cash with virtually no return on investment. The debt downgrade to near junk bond level status has dramatically increased the cost to Ford to borrow money and has badly hurt Ford's reputation and future.

Three and one half years into Bill Ford's Chairmanship, the Chairman stated, "Cash is King." Why did it take 3 1/2 years for Chairman Bill Ford to learn this basic management principal? It would seem to most observers that an incoming Chairman should already know this fact and should have protected shareholder's and company's cash. People who are familiar with the capital intensive auto business know that "Cash is King". Ford Motor Company and its shareholders have suffered immensely because Chairman Bill Ford and the Board of Directors didn't understand the value and necessity of having strong cash reserves. This horrific mistake must never happen again if Ford and its shareholders are to survive.

This mission statement will be a promise made by the Chairman, CEO and the Board of Directors to respect the value of shareholder's cash in the future. The statement will also include their promise to rebuild cash (gross and net) reserves, pay down outstanding debt and rebuild Ford's credit rating and reputation.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders, promote growth and **Enhance Shareholder's Value.**

Proposal 7 - This proposal will require the Board of Directors to issue an annual Board of Directors Performance Review to shareholders. This review will be included in the Ford Motor Company Annual Report to shareholders.

The Board will be required to submit a detailed plan of the goals that the Board will establish for itself in the next calendar year. These goals will be based on growth targets. Shareholders expect its Board members to increase its results each and every year. The poor performance and status quo of the Board of Directors over the last four years will no longer be tolerated by shareholders. Shareholders demand that the Board of Directors of Ford Motor Company provide its shareholders with a decent return on their investments.

The Board of Directors Performance Review will require each Board member to submit a self-evaluation of their collective and individual annual performance. Each member will be required to grade the performance of the Board and grade their individual performance. Each member will evaluate the Board and their individual performance with the rating of success or failure for each goal. Each Board member will be required to submit these two evaluations into the Ford Annual shareholders report for the review of shareholders. Shareholders need this information prior to casting their ballots for the Board of Directors.

Shareholders must hold the members of the Board of Directors accountable - both individually and as a Board. The poor performance of the Board over the past four years will no longer be tolerated by Ford Motor Company shareholders.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders, promote growth and **Enhance Shareholder's Value.**

Proposal 8 - Chairman Bill Ford and the Board of Directors will adopt a mission statement that recognizes the importance of Ford shareholders. The statement will acknowledge that the shareholders are the true owners of Ford Motor Company and that all company officers and members of Board of Directors serve as employees to the shareholders. These company officers will pledge to protect the assets and best interests of all shareholders/owners.

This statement will include a pledge to rebuild the company's cash position for the purpose of reinstating shareholders dividends to prior pay-out levels. This statement will reinstate the goal of achieving stock price performance equal to the top quartile of S&P 500 companies immediately and annually thereafter.

It is time for the long suffering shareholders of Ford Motor Company to be recognized and rewarded by all levels of Ford senior management.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders, promote growth and **Enhance Shareholder's Value.**

Proposal 9 - Ford Motor Company will recommit itself to becoming a growth company. The Board of Directors and company officers will cease their present mission of shrinking the company into a down-sized automobile manufacturer.

Using the financial goals stated in the 1999 and 2000 Ford Annual Report as a baseline, Ford's Chairman and CEO will be responsible to grow these goals and the company each year thereafter. At the beginning of each calendar year, the Chairman and CEO will be required to establish reasonable but higher growth targets for each financial goal. Ford Motor Company will return to becoming a growth company, not a shrinking, down-sized company that reduces shareholder's wealth. The Board of Directors will assure shareholders that the Chairman and CEO will successfully achieve each of these new growth goals.

The Board of Directors will establish an Officer Performance Review Panel (OPRP) to annually review the performance of the Chairman and CEO in meeting their established growth goals.

Membership of the OPRP will be comprised of 40 Ford Motor Company shareholders. Sixty percent (24 members) of the OPRP will be Common stock shareholders. Forty percent (16 members) of the OPRP will be Class 'B' shareholders. Selected members will serve on the OPRP for one year. Each year thereafter. new members will be selected. Selection for panel membership will be at random. Reserve members will be selected to serve as back-ups if selected members are unable to participate in the OPRP meeting.

The OPRP will convene after January 15th (after 4th quarter and full year financial reports are published) each year, but in time to have their full report published in the Ford Annual Report. The 40 members along with reserves will meet in a non-Ford facility in the Detroit area for 2 to 3 days. OPRP members will receive full travel and accommodation expenses plus a reasonable participation fee.

All pertinent Ford Motor Company financial data will be provided to the OPRP so that a complete and fair review can be made. The Board of Directors will cooperate in all ways to ensure that the OPRP has what it needs to complete its performance review. Additionally, the Board will provide the OPRP with outside financial auditors and qualified analysts to advise, assist and answer questions. The OPRP will be required to submit a formal final Chairman and CEO Performance Review document that will be published in the Ford Annual Shareholder's Report available for the next annual shareholders meeting.

OPRP members will review the provided pertinent performance and financial data and mission statements. From this, the OPRP will determine whether or not the Chairman and CEO succeeded or failed to reach each goal for that year. The OPRP will issue a performance review with a success or failure grade (based on majority votes) of the Chairman and CEO for each target. If the Chairman or CEO fails to meet any target two years in succession, the OPRP will issue a statement of "No Confidence" in it's report. The OPRP report will recommend that the failed Chairman and/or CEO submit his resignation to the Board of Directors.

Approval of this proposal will guarantee necessary reforms. protect the assets and interests of Ford Motor Company and it's shareholders. promote growth and **Enhance Shareholder's Value.**

Proposal 10 - The Board of Directors and company officers will pledge to respect the rights and privileges of all Ford shareholders. This pledge of respect is to include those shareholders who are or have been critical of the performance of Ford Motor Company officers the past four years.

The Board and officers and Ford Security will also pledge to cease initiating personal attacks, threats and vendettas against any Ford shareholder. Ford executives and Ford Security will discontinue their practice of collecting personal. sensitive information about any shareholder for the purposes of threatening or publicly smearing those shareholders.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and assure all shareholders that they will be treated with respect and dignity by company officers.

Proposal 11 - The Board of Directors and company officers will cease the practice of barring any shareholders from the Ford Motor Company Annual Shareholder's meeting. All shareholders, including critical shareholders will be allowed full admission to the annual meeting and will no longer be harassed or physically intimidated by Ford Security nor forced by security guards into private locked rooms away from the meeting auditorium, as was the case with shareholder Samuel N. Joanette at the May 9, 2002 shareholder meeting in Irvine California.

Company officials will respect the rights of all shareholders to participate in the annual shareholder's meeting and all other company gatherings. Company officials will cease their practice of threatening the rights and privileges of critical shareholders. Officials will cease arbitrarily labeling critical shareholders as "threatening", "potentially disruptive or "security risks" and barring them from the annual meeting or other company gatherings. Additionally, all shareholders will be allowed to ask appropriate questions of company officers without censorship, prior approval or review.

Shareholders who are or have been critical of certain company officers or past company policy mistakes will be allow unfettered access to all company events including the annual shareholders meeting. Company officials will respect the rights of all shareholders, including those shareholders who disagree with the policies and actions of certain company officers.

If company officials wish to insist that certain shareholders be barred from the annual shareholders meeting or other company events, those officials must provide legal facts and evidence against that shareholder(s). Innuendo and non-verified claims by company officials will no longer be tolerated in barring shareholders. Legal evidence must include a filed police report proving that the shareholder is a genuine risk. Additionally, those company officials must provide this proof to the shareholder a minimum of 90 days prior to any scheduled company event. This will allow the shareholder adequate time and opportunity to defend himself.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and assure all shareholders that they will be treated fairly with respect and dignity.

Proposal 12 - The Board of Directors and company officers will discontinue the practice of pre-screening and/or refusing to acknowledge or answer any question(s) that shareholders wish to ask at the Ford Annual Shareholder's meeting. Company officers will respect the rights of all shareholders, including those shareholders who are or have been critical of the performance of those company officers over the past four years.

The practice of pre-screening and/or refusing to acknowledge or answer questions at the Annual Shareholder's meeting will cease. Shareholders questions will not be subjected to **any** prior review. No shareholder will be denied his or her right to ask any question or questions that deal with any aspect of the company's business. Company officials at the Annual Shareholder's meeting will answer **all** questions that any shareholder asks.

Shareholders will not be limited in any way when asking questions that are relevant to company business. Shareholders will be allowed to ask all the questions that they wish to ask. There will be no limitation on how many questions nor any time limit as to how long those questions with full, appropriate responses may take. The rights of all shareholders will be respected and honored by all company officials in the future.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and assure all shareholders that they will be treated with respect and dignity.

Proposal 13 - Current and all future company officers holding the positions of Chairman, Vice-Chairman, CEO, CFO and COO will be prohibited from holding positions with other companies. These company officers will sign a loyalty agreement vowing to only be employed with Ford Motor Company. Any officer who refuses to sign the loyal agreement to be employed solely with Ford Motor Company will be forced to resign.

Ford Motor Company and it's shareholders deserve to receive the loyalty of it's officers. These officers have a responsibility to devote 100% of there time and efforts to the interests of Ford Motor Company and it's shareholders. Moonlighting or part-time efforts from individuals holding these positions will no longer be tolerated.

Presently, Chairman and CEO William Clay Ford holds positions with both Ford Motor Company and the Detroit Lions. As the record shows, the past four years performance of both companies is extremely poor. Mr. Ford splits his time between two companies holding three positions. Ford Motor Company and it's shareholders deserve a 100% effort from it's Chairman and CEO. The future of Ford Motor Company is at risk. Mr. Ford must accept giving Ford Motor Company his 100% undivided attention and energy to turning around Ford Motor Company after the last four years of poor performance.

Mr. Ford will make his choice when he is asked to sign his loyalty agreement. He can continue to work as Chairman and/or CEO of Ford Motor Company or he can resign and work for the Detroit Lions. But. he will no longer be allowed to be a part-time Chairman and CEO devoting part-time hours and effort to Ford Motor Company and its shareholders.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders, promote growth and **Enhance Shareholder's Value.**

Proposal 14 - Chairman William Clay Ford Jr. and the Board of Directors are directed to cease implementing programs that solely benefit Mr. Ford, the Ford family and Class 'B' shareholders.

Chairman of the Board Bill Ford and the Board of Directors initiated and approved two very costly programs that were meant to benefit the Ford family at the expense of the Ford Motor Company and Common stock shareholders. These programs were the failed and confusing so-called Value Enhancement Program (VEP) and the failed Share Buy-back Program.

Barron's investment weekly warned in June 2000, that the Value Enhancement Program would probably not benefit Common stock shareholders. The article did say that VEP was promoted by Chairman Bill Ford and the Board of Directors to solve the inheritance tax problem facing the Ford family from their ownership of special Class 'B' shares. This failed program eventually wasted $5.6 billion of valuable company cash. It caused the price of Common stock to drop $20 per share offsetting the $20 per share cash distribution thus providing a zero net gain to Common stock shareholders.

VEP was promoted and approved by Chairman William Clay Ford and the Board of Directors to pay the Ford family (Class 'B' shareholders) $1.4 billion cash (70 million Class 'B' shares @ $20/share) from the Ford Motor Company Treasury. The Ford family elected to reinvest this $1.4 billion cash windfall into Ford Common stock thus increasing their voting share majority over Common stock shareholders and solving their family's inheritance tax problems at the expense of the Ford Motor Company Treasury and the best interests of Common stock shareholders.

The failed Share Buy-back program that was initiated by Chairman Bill Ford and the Board foolishly ignored the evidence that 95% of all share buy-back programs failed to benefit shareholders by providing higher stock prices. The Ford Treasury lost $3.2 billion cash to Chairman Bill Ford's disastrous failed program. There was however one benefit, but not for Common stock shareholders. The failed program did increase the Ford family's Class 'B' voting share majority over Common stock shareholders.

Chairman of the Board Bill Ford and the Board of Directors are directed to cease implementing programs that benefit Chairman Ford, the Ford family and Class 'B' shareholders over the interests of the Ford Motor Company and Common stock shareholders.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders. Adoption will insure that the Ford family Class 'B' shareholders do not receive special privileges at the expense of Common stock shareholders and Ford Motor Company.

Proposal 15 - The Board of Directors is directed by shareholders to order an independent outside review and audit of the failed so-called Value Enhancement Program (VEP) and the failed, cash-draining Share Buy-back program. Results of this independent outside review and audit will be distributed to each past and present (since January 1, 1999) shareholder and published in the Ford Annual Shareholder's Report.

This investigation should address the following troubling questions:

What individual or group of individuals sponsored each of these programs and approached the Board of Directors for review and approval?

How did these programs ultimately (from program implementation to date) effect the health and well-being of Ford Motor Company, the Ford Treasury and shareholder's asset of cash?

Who benefited from these programs? Define and detail the net effect to Common stock shareholders, Ford family Class 'B' shareholders and Ford Motor Company and its Treasury? How did they benefit? Quantify the benefits and losses.

Review the June 2000 Barron's article that warned Common stock shareholders that VEP probably would not benefit them. That the VEP program was designed to benefit the Ford family Class 'B' shareholders by solving their inheritance estate tax problems.

Examine why the Ford Board of Directors became involved in solving the Ford family's inheritance tax/Class 'B' share problems.

Interview all the major auto analysts for their views and opinions of these two programs - who benefited, who lost out and why? Examples of analysts to interview would include Steven Girsky of Morgan Stanley. Interview the Barron's reporter who wrote the June 2000 article warning Common stock shareholders and described the Ford family's inheritance tax problems.

Detail how the Ford family Class 'B' shareholders increased their voting share majority over Common stock shareholders as a result of these two programs. Interview the major institutional investors/owners who warned shareholders in advance that VEP would not benefit Common stock shareholders and that it would only result in the Ford family Class 'B' shareholders increasing their voting share majority over Common stock shareholders.

Define and detail for informational purposes the peculiar way that the Ford family with it's Class 'B' shares owns only 5% of the shares but now controls over 40% of the voting shares of the company. Define and detail the levels or percentages of Class 'B' shares that the Ford family must own to maintain their voting share privileges over Common stock shareholders. Describe the ramifications to their voting share majority if the Ford family sells their Class 'B' shares for any reason, including paying inheritance taxes. Describe in detail the Inheritance Tax problems that were facing the Ford family at the time (August 2000) that VEP was implemented (prior to the Congressional Tax Act of 2001). Detail the cost of those potential inheritance taxes and how the Ford family would have covered those costs.

Examine the potential conflict of interest of Chairman William Clay Jr. and Board members William Clay Ford Sr. and Edsel Ford in being influential voting Board members and program(s) beneficiaries.

Examine the structure and wording of the VEP program proposal. Why were so many individual and institutional investors left confused in voting for VEP? Was the wording of VEP intentionally confusing to deliver a certain outcome? Did some Common stock shareholders and institutional investors not receive what they had thought that they had voted for? Were Common stock shareholders disappointed with the voting and the net investment realized as a result of each of these programs?

Examine the total value and cost of these two programs. How did each program benefit the Ford family Class 'B' shareholders? How did it effect Common stock shareholders? How did the programs effect Ford Motor Company and the Ford Treasury? What are the programs net effect today for all parties? How did these programs effect today's debt situation and debt rating of Ford?

Approval of this proposal will promote necessary reforms and protect the assets and interests of Ford Motor Company and it's shareholders.

Proposal 16 - This proposal demands that the Board of Directors acknowledge and accept the responsibility for the destruction of Ford Motor Company over the past four years that Bill Ford has been Chairman. The damage done to Ford comes from the top. It comes from weak, incompetent, absent leadership that resides at the highest level at Ford - the Board of Directors and its Chairman.

In the 2001 Ford Annual Report, Chairman Bill Ford tells shareholders that "We lost Focus." Shareholders ask, "Who is this *we* you are speaking of, Mr. Ford?" Shareholders didn't get a vote on the many disastrous programs. The Board led by Chairman Bill Ford approved these disastrous programs. The employees are not at fault. Management level employees are not at fault. The problems at Ford lie at the door of the Board of Directors and Chairman Bill Ford.

It's time for the Board of Directors and Chairman Bill Ford to gather their courage and admit to shareholders that the problems now facing Ford are derived from their failures.

Further, the approval of this proposal demands that the current Board of Directors begins to purge itself by asking for the resignations of four directors per year until all current directors are replaced. This includes the Ford family members, William C. Ford and Edsel Ford.

Current Board members lack automotive backgrounds. They come from finance, greeting card companies, universities and government. Their lack of understanding of the automotive business is very evident in their utter failure of the past four years. Their disgraceful record speaks for itself. Additionally, having three Ford family members on the Board has proven to be a failure and possibly involves conflicts of interest.

Shareholders demand that all new Board members have experienced, long-term, successful backgrounds in the automotive business. Future criteria should include men and women who have had careers with automotive suppliers, automotive finance, sales marketing, advertising, engineering manufacturing and design. Candidate selection should include past successful retired auto executives. One Board members should represent Common stock shareholders.

Experienced automotive men and women understand the business of building cars and trucks and what is required to accomplish that. They understand that the auto business is capital intensive and they will act more prudently with the Treasury's future cash, spending it in a productive way.

The current Board of Directors is a failure and needs to be replaced by experienced, successful automotive men and women.

Approval of this proposal will promote necessary reforms and protect the assets and interests of Ford Motor Company and it's shareholders.

Proposal 17 - The Board of Directors and company officers are directed to adopt a mission statement to achieve Best-In-Class (BIC) performance throughout Ford Motor Company and its products over the next five years.

For all vehicle car lines, all product component systems must achieve BIC performance within five years. This includes powertrain, body and chassis NVH, driveability and performance. Components will emphasis high-technology. System components will achieve BIC long-term durability, quality, cost, warranty and R-100's comparisons.

Product Program Timing Cycles will be required to achieve BIC delivery of new vehicles. Shorter product cycle planning is necessary if Ford is to compete with and surpass its competition.

Product manufacturing must meet BIC performance. This includes plant productivity, worker productivity, cost reduction and warranty.

Ford Motor Company Credit, Sales and Marketing must also meet BIC performance.

BIC performance must be met throughout Ford Motor Company products within five years. Significant, measurable performance must be met each year leading up to the fifth year. The Board of Directors will be required to submit an annual formal review of progress in achieving BIC performance. This review will assess successes and failures and be published in the Ford Annual Shareholders Report. The Board is directed to terminate any employee who fails to achieve BIC performance for his or her position of responsibility.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders, promote growth and **Enhance Shareholder's Value.**

Proposal 18 - Beginning immediately, The Board and company officers will provide shareholders separate financial reports for the Premier Automotive Group (PAG) and Lincoln Division. This will effect all quarterly and full year financial reports. The PAG plus Lincoln financial reports will be issued separately from the full company reports.

Chairman Bill Ford and company officers made a prior promise to shareholders and Wall Street that Ford would begin to provide investors with separate financial reports dealing strictly with PAG plus Lincoln. Recently, Chairman Ford has begun to back away from this promise. Approval of this proposal will direct Chairman Bill Ford to keep his promise to shareholders and report out PAG plus Lincoln financial reports separately.

This separate financial reporting is vital to shareholders interests so that they can determine Ford's and their return on investment from this very expensive investment in PAG and Lincoln. With a financial report dealing strictly with Ford's luxury automobile divisions, shareholders, investors and Wall Street will be better able to judge the return on shareholder's investment by making comparisons with other competitors luxury vehicle operations. Ford shareholders will have another measurement tool to determine how well the company's officers are performing in the competitive but highly profitable luxury vehicle segment. Auto analysts believe that Ford's senior management is failing with PAG and Lincoln Division. Shareholders need to know.

Due to the deterioration of Ford Motor Company's financial position over the past four years, shareholders now must have improved access and the company must provide a more detailed and timely (quarterly) financial disclosure. The Board and company officers are expected to cooperate with shareholders rights to know by providing them with full detailed separate financial disclosure for PAG and Lincoln Division.

Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders, promote growth and **Enhance Shareholder's Value.**

EXHIBIT 2

Ford Motor Company

Office of the Secretary
Peter Sherry, Jr.
Assistant Secretary
313/323-2130
313/337-9591 (Fax)
psherry@ford.com

One American Road
Room 1038 WHQ
Dearborn, Michigan 48126

January 6, 2003

Mr. Samuel N. Joanette
360 Collins Ave., Suite 202
Miami Beach, Florida 33139

Re: Stockholder Proposals – 2003 Annual Meeting of Stockholders

Dear Mr. Joanette:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of the 18 proposals contained in your letter of December 26, 2002. You have requested that the proposals be included in the Company's proxy materials for the 2003 Annual Meeting of Stockholders.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 (copy enclosed) of the rules of the United States Securities and Exchange Commission (the "SEC"). Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the stockholder submitted the proposal. In the event the stockholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a stockholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the stockholder's securities (usually a broker or bank) verifying that, at the time of submission, the stockholder continuously held the securities at least one year, or (ii) if the stockholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the stockholder's ownership of the shares as of or before the date on which the one-year period begins. If the stockholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the stockholder continuously held the required number of shares for the one-year period as of the date of the statement. You must also state in writing that you intend to hold the requisite amount of securities through the date of the Annual Meeting of Stockholders.

Additionally, we believe that your proposal is excludable from the proxy materials under SEC Rule 14a-8(i)(3), which provides that if a proposal violates the proxy rules, the Company may exclude the proposal from its proxy materials. Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. You acknowledge in your letter of December 26 that you are submitting 18 separate proposals. Your submission, therefore, clearly violates Rule 14a-8(c).

We respectfully request that you (i) submit appropriate evidence of share ownership as provided in Rule 14a-8(b) and (ii) withdraw or amend your proposals voluntarily to comply with the one proposal requirement of Rule 14a-8(c) in order to avoid the need for us to petition the SEC for a No-Action Letter on this subject. If you choose to withdraw or amend your proposals, please notify us in writing at your earliest convenience. If you do not provide us with evidence of eligible share ownership and/or choose not to withdraw or amend your proposals within 14 days of your receipt of this letter, we will file our No-Action Letter with the SEC.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to your proposals, please contact me at the above-referenced number or Jerome Zaremba of my office at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Peter Sherry, Jr.

Encl.

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' *meeting to* present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other

relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report.* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

(ii) Except in the case of a public or official document or statement, state whether or not the consent of the author and publication has been obtained to the use of the previously published material as proxy soliciting material.

(iii) If any participant using the previously published material, or anyone on his or her behalf, paid, directly or indirectly, for the preparation or prior publication of the previously published material, or has made or proposes to make any payments or give any other consideration in connection with the publication or republication of the material, state the circumstances.

Instructions to Rule 14a-12: 1. If paper filing is permitted, file eight copies of the soliciting material with the Commission, except that only three copies of the material specified by Exchange Act Rule 14a-12(c)(1) need be filed.

EXHIBIT 3

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Samuel N. Joanette
360 Collins Ave., Ste. 202
Miami Beach, FL. 33139

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name)

C. Date of Delivery 1-10-03

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Transfer from service label)* 7000 0520 0014 3373 7714

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1035

EXHIBIT 4

SECY. OFFICE 22 JAN 03 10: 14

January 13, 2003

To: Peter Sherry, Jr., Assistant Secretary

From: Samuel N. Joanette, Ford Common Stock Shareholder

Subject: Response to your January 6, 2003 letter

I would like to quote from your subject letter. "A stockholder must have continuously held at least $2,000 in market value of the company's securities entitled to be voted at the annual meeting for at least one year by the date that the stockholder submitted the proposal. Neither the company nor it's transfer agent was able to conform that you satisfy the eligibility requirements. We request that such documentation be furnished to the company within 14 calendar days of the receipt of this letter."

At the time that I submitted my proposals, I said to myself, "what tactic or strategy will they take to stop me from submitting my proposals?" Your quote from the above paragraph answers my question. I am sure that once I satisfy your first 'road block', I'll be faced with another 'road block' that you have waiting for me. The bottom line is that Bill Ford's point men are going to do every dirty trick possible to try to stop me from criticizing his inept performance. I will play your game. The Press can decide.

You contend that I am not a shareholder. You and I both know that this is untrue. You and I both know that I own *at least* 17,090 shares of Ford Common stock. You and I both know that I hold these shares in the Ford Motor Company SSIP savings plan (401k plan) managed by Fidelity Investments. You and I both know that since these 401k shares are held for me at Fidelity, the shares do not appear in 'street name'. They are held (pooled) by the custodian Fidelity. You know this because approximately 150,000 current and retired Ford employees shares are held this way by Fidelity. I bet that you own Ford Common stock held by Fidelity in your 401k plan. But, you choose to play games. It's your first tactic to stop me from presenting my proposal(s) to Ford shareholders at the June 13, 2003 annual meeting. Once I clear up this issue, you will have numerous other 'road blocks' to prevent me from offering my proposals to shareholders..

In order to clear the first hurdle that you have set up for me, I am providing you and the Press with copies of my proxy ballot from the May 9, 2002 annual shareholders meeting in Irvine California (You remember. The meeting where Chairman Ford had his eight plain clothes security people stopped me and refused to allow me to attend the meeting and ask him tough questions about his pitiful 4 year performance). You will notice that at the top of the ballot it shows the number 16,842. This number on the Ford proxy ballot indicates (1) the number of common shares I own and (2) the number of votes that I am entitled to. But, then again, this is something that you already know. But, what good is a hurdle unless you can get someone to jump over it. So, I will jump over this hurdle for you and the Press can watch and observe how poorly Prince Billy Ford treats his shareholders.

So, clearly I can prove that (1) I was a shareholder who owned 16,842 shares as of May 2002 and (2) you and Ford Motor Company recognized this fact by sending me the proxy ballot and tickets to attend the shareholders meeting.

You have challenge me to prove that I am a shareholder and own at least $2,000 worth of shares (the $2,000 figure gets tougher and tougher to prove due to the 80% loss in Ford share price since Prince Billy took over). I will prove this in two ways. For now, I am submitting to you copies of four quarterly Ford SSIP ESOP dividend checks. The payments are the dividends that I receive for the Ford Common shares that I own in my 401k plan held at Fidelity. These payments (copies included) are:

PAY DATE	RECORD DATE	$$ AMOUNT @ .10/SHARE	BASED ON # OF SHARES
03/01/02	02/01/02	$1,689.63	16,896 SHARES
06/03/02	05/01/02	$1,682.78	16,827 SHARES
09/03/02	08/01/02	$1,691.06	16,910 SHARES
12/02/02	11/01/02	$1,709.03	17,090 SHARES

I presently own more than 17,090 shares of Ford Common stock. I say *more* than because I also own Ford shares and hold them at T.D. Waterhouse. No. I'm not going to fall into that trap and give you and Bill Ford and his attorneys access into my brokerage account by providing you with a copy of my account statement. The Press I'm sure can also see through that tactic. But, to back my claim and prove that you are not telling the truth, I am providing a copy of my proxy ballot from T.D. Waterhouse. The Press (and any future litigation) can decide who's telling the truth.

On Friday, January 10, 2003, I contacted Fidelity regarding my 401k plan which holds the 17,090 shares of Ford Common stock. Fidelity has agreed to send me the past 5 quarterly statements from my 401k account. This will take 5 to 10 days to receive. After which, I will send copies of these statements to you proving ownership (jumping over your hurdles). Fidelity has warned me that they may not be able to send me the fifth quarterly statement for December 31, 2002. They tell me that they haven't yet completed the December 31st statements yet (I know. Very strange seeing that this is the middle of January). I will send what I get to you as soon as I receive it. I will eventually get the December 31st statement and I will submit it. But, I am a shareholder today. I own more than $2,000 of shares and I will continue to own these Ford shares in the future.

A dirty trick tactic that you are using is playing with my address. To claim that I am not a shareholder, you are using my Miami Beach winter address to run your computer based search. Your search finds the name Samuel N. Joanette, that he owns over 17,000 shares, but his address is Dearborn Michigan. You can then claim that there is no Samuel N. Joanette who owns shares and lives in Miami Beach Florida. You can play this game. It is a blatant dirty trick. Will your dirty trick hold up in court? Continue to violate my shareholders rights and we'll find out the answer to this question.

It's up to you, Prince Billy Ford and his attorneys if you choose to continue to violate my shareholder's rights. Every trick you pull will see daylight. I will report your misdeeds to the Press. I will attend the next shareholders meeting. My new proposal will be placed on the ballot. I will ask Chairman Billy very tough business-oriented questions at the next shareholders meeting. I will never go away as long as poor performer Billy Ford sits in the Chairman's seat. I am looking forward to the days leading up to the 100 year anniversary. There will be lot's of people and Press in town. I will be there with the truth.

Lastly, I will resubmit my proposal. I will condense the 18 proposals into one new proposal. I will forward this proposal to you shortly.

I realize that this is a game. You already have a strategy to try to defeat me or tire me out. I expected this from you. But, I warn you. Be very cautious about lying and violating my shareholder rights. I'm not going to get tired or simply go away. The more dirty tricks that you pull on me, the worse that you are going to make yourself look. A big, bad company picking on one interested Common stock shareholder who only wants to participate in his company and his investment. Ford already has a far reaching shabby reputation.

Think about this. You're going to look very foolish claiming that I am not a shareholder after Ford sends me my 2002 Annual Shareholders Report, my proxy ballot showing more than 17,000 shares and my invitation to attend the June 13, 2003 annual meeting in late April 2003.

But, I await your next dirty trick. Fuel for the future.

By the way. How's Prince Billy doing with his inquisition regarding Goldman Sachs? I bet it's getting tough to get all that slime off. The truth on "Teflon Billy" is slowly, but surely coming out. The Press will one day get the message on Billy and will sink him. Hopefully for all of us employees, shareholders and retirees, that it won't be too late to save Ford Motor Company.

I realize that you are a solider and you've been instructed to 'get me'. I was an employees too. I am not taking your dirty trick tactics personally. I expected this. But, be very cautious in going too far and breaking the rules. Corporations and it's employees are being held accountable for their actions. Wrong doing is difficult to hide. Nonetheless, I will continue to fight on for your future, Ford's future, America's future and my future.

Will Always Battle On,

Samuel N. Joanette

Samuel N. Joanette
21700 Garrison
Dearborn, Michigan 48124
(313) 274-1148

Also,
360 Collins Ave., Suite 202
Miami Beach, Fl 33139
(305) 538-8087

X Please mark your votes as in this example.

5905 00001 64001 07 16,842 5905

VOTING SHARES

The Board of Directors Recommends a Vote FOR the Election of all Management Nominees, FOR Proposal 2, and FOR Proposal 3.	FOR	WITHHELD		FOR	AGAINST	ABSTAIN
Proposal 1—Election of Directors (see reverse)			Proposal 2—Ratification of Selection of Independent Public Accountants			
For, except vote withheld from the following nominee(s): ______			Proposal 3—Relating to Changing the Limit on the Maximum Amount of Stock Options That May be Granted to any Named Executive.			

The Board of Directors Recommends a Vote AGAINST Proposals 4, 5, 6 and 7.	FOR	AGAINST	ABSTAIN
Proposal 4—Relating to Reports to Shareholders on Political Contributions			
Proposal 5—Relating to Nominating Only Independent Directors on Key Board Committees			
Proposal 6—Relating to the Method of Nominating and Electing the Company's Directors			
Proposal 7—Relating to Establishing a Committee of the Board of Directors to Evaluate any Conflict of Interest			

	YES		NO	
Request Annual Meeting Ticket	YES		NO	
Address Change	YES		NO	
Discontinue duplicate Annual Report mailing for this account	YES		NO	

505070-001 160529 2921 00241-82913 * 5 DIGIT 48124
SAMUEL N JOANETTE
21700 GARRISON
DEARBORN MI 48124-2367

SIGNATURE(S) ______ DATE ______

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

SAMUEL N JOANETTE
21700 GARRISON
DEARBORN MI 48124-2367

1590 5164 0016 7

VOTER CONTROL NUMBER

Ford Motor Company

Instructions For Telephone And Internet Voting

Available 24 hours a day, 7 days a week

On a touch-tone phone call toll-free 1-877-779-8683 (outside the US and Canada call 201-536-8073) and you will hear these instructions:

- Enter the control number from the box just below the perforation on the proxy card.
- Enter the last four digits of your social security number; and
- You will then have two options:

  OPTION 1: to vote as the Board of Directors recommends on all proposals; or
  OPTION 2: to vote on each proposal separately.
- Your vote will be repeated to you and you will be asked to confirm it.

Log onto the Internet and type: http://www.eproxyvote.com/f

- Have your proxy card ready and follow the simple instructions.

Your electronic vote authorizes the named proxies to vote your shares to the same extent as if you marked, signed, dated and returned the proxy card.

If you have voted by phone or Internet, you do not need to return your proxy card.

)R HOLDERS AS OF 03/15/02
183473 18-0351

THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.

USIP: 345370860

CONTROL NO.

IRECTORS

IRECTORS RECOMMEND: A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES

1 - 01-JOHN R. H. BOND,02-EDSEL B. FORD II,03-WILLIAM CLAY FORD, 04-WILLIAM CLAY FORD, JR.,05-IRVINE O. HOCKADAY, JR.,06-MARIE-JOSEE KRAVIS, 07-RICHARD A. MANOOGIAN,08-ELLEN R. MARRAM,09-HOMER A. NEAL,10-JORMA OLLILA, 11-CARL E. REICHARDT,12-ROBERT E. RUBIN,13-NICHOLAS V. SCHEELE, 14-JOHN L. THORNTON

ROPOSAL(S)	DIRECTORS RECOMMEND	
2 - RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS. ------>>>	FOR --->>>	2
3 - RELATING TO CHANGING THE LIMIT ON THE MAXIMUM AMOUNT OF ----------->>> STOCK OPTIONS THAT MAY BE GRANTED TO ANY NAMED EXECUTIVE.	FOR --->>>	3
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSALS 4, 5, 6 AND 7		
4 - RELATING TO REPORTS TO SHAREHOLDERS ON POLITICAL ------------------>>> CONTRIBUTIONS.	AGAINST --->>>	4
5 - RELATING TO NOMINATING ONLY INDEPENDENT DIRECTORS ON -------------->>> KEY BOARD COMMITTEES.	AGAINST --->>>	5
6 - RELATING TO THE METHOD OF NOMINATING AND ELECTING THE -------------->>> COMPANY'S DIRECTORS.	AGAINST --->>>	6
7 - RELATING TO ESTABLISHING A COMMITTEE OF THE BOARD OF -------------->>> DIRECTORS TO EVALUATE ANY CONFLICT OF INTEREST.	AGAINST --->>>	7

NOTE SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF

VIF11H

05/09/02 AT 10:00 A.M. PDT

DIRECTORS
(MARK "X" FOR ONLY ONE BOX)

1 FOR ALL NOMINEES

WITHHOLD ALL NOMINEES

WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.

USE NUMBER ONLY ____________

	FOR	AGAINST	ABSTAIN
2	DO NOT USE		
3	DO NOT USE		
	DO NOT USE		
	DO NOT USE		
4	DO NOT USE		
5	DO NOT USE		
6	DO NOT USE		
7	DO NOT USE		
	DO NOT USE		
	DO NOT USE		
	DO NOT USE		
	DO NOT USE		
	DO NOT USE		
	DO NOT USE		
	DO NOT USE		

PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN "X" IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK ONLY. X

SEE VOTING INSTRUCTION NO. ____ ON REVERSE

ACCOUNT NO: ZDG WRAP

CUSIP: 345370860

CONTROL NO:

CLIENT NO: 044

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING

TD WATERHOUSE
Investor Services, Inc.
Member New York Stock Exchange • SIPC

100 WALL STREET
NEW YORK, NY 10005

JOANETTE CAPITAL MAN
21700 GARRISON
DEARBORN
MI 48124

P46849

161,967

183473

38839285763O

Samuel Joanette for Joanette Capital Man 04/16/02

SIGNATURE(S) DATE

FOLD AND DETACH HERE

[redacted]

FORD SSIP

Payment type:	ESOP dividend cash payment
Check Number:	00215731456
Check Date:	December 2, 2002

Description	Current
Gross	$1,709.03
Taxable	$1,709.03
Net	$1,709.03

26001 MG ENV#2H5020704

SAMUEL N JOANETTE
21700 GARRISON
DEARBORN, MI 48124

[redacted]

FORD SSIP

Payment type:	ESOP dividend cash payment
Check Number:	00214859996
Check Date:	September 3, 2002

Description	Current
Gross	$1,691.06
Taxable	$1,691.06
Net	$1,691.06

26001 MG ENV#2H5020198

SAMUEL N JOANETTE
21700 GARRISON
DEARBORN, MI 48124

FORD SSIP

26001 MG ENV#M2H020001

SAMUEL N JOANETTE
21700 GARRISON
DEARBORN, MI 48124

SOC. SEC. NO.	: 369-56-7192
WITHDRAWAL TYPE	: ESOP DIVIDEND CASH PAYMENT
CHECK NUMBER	: 214024173
CHECK DATE	: 06/03/2002

GROSS AMT	$1,682.78
TAXABLE	$1,682.78
NET AMT	$1,682.78

FORD SSIP

ENV#M2H019805

26001 MG

SAMUEL N JOANETTE
21700 GARRISON
DEARBORN, MI 48124

SOC. SEC. NO. : 369-56-7192
WITHDRAWAL TYPE : ESOP DIVIDEND CASH PAYMENT

CHECK NUMBER : 213168249
CHECK DATE : 03/01/2002

GROSS AMT	$1,689.63
TAXABLE	$1,689.63
NET AMT	$1,689.63

Ford Motor Company

Ford Motor Company Dividend

A cash dividend of 10 cents per share was declared on the Company's outstanding Common Stock for the first quarter of 2002. This represents a 33.3 percent decrease from the 15 cents per share paid in the fourth quarter of 2001. The first-quarter dividend is payable on March 1,2002 to shareholders of record on January 30, 2002.

Shares of Ford Common Stock in the Ford Stock Fund of the Ford Savings Plans, at the close of business on January 25, 2002,(the last business day before the January 28, 2002 ex-dividend date)are eligible for this dividend.

310203 1.769886.100

28 JAN 03 10:31

SECY. OFFICE

January 23, 2003

EXHIBIT 5

To: Peter Sherry Jr., Ford Motor Company
Office of the Secretary

cc: The Press

From: Samuel N. Joanette, Ford Common Stock Shareholder

Reference: Your January 6, 2003 letter, Stockholder Proposals

Per your referenced letter, I am submitting written documentation to you that proves that I do own Ford Motor Company Common stock, I have owned my shares for more than one year and that my shares are presently values at more than $2,000 (17,353 Common shares). As I wrote to you earlier, these shares are held in my Ford Motor Company Savings and Stock Investment Plan (SSIP) 401k account. The custodian for the account is Fidelity Investments.

You have made the claim that I am not a shareholder, that I do not own at least $2,000 worth of shares and that I have not been a shareholder for the past year. All of your claims are nonsense and were simply meant to harass me and attempt to prevent me from submitting my shareholder proposal at the 2003 Annual Meeting. Your unfounded harassment of me as a shareholder of the company clearly indicates once again how poorly Chairman William Clay Ford treats his shareholders. Any shareholder who questions Mr. Ford's pitiful performance of Ford over the past 4 years is threatened and harassed. Keep it up. All Mr. Ford is doing is making himself look bad.

I have edited out personal details on the SSIP document. Your interests are in identifying that I do own shares of Ford. I realize that one of your goals is to collect information on me that you can use later to attempt to hurt me (like Jenny Taylor interviewing my friends and former co-workers trying to get some dirt on me). You do not need to know what other investments I own or how much money that I have. You only need to know that I own at least $2,000 worth of shares and have so for at least one year. This document proves both points.

Please note in the upper right-hand corner of page 1 that the date range is from October 1, 2001 through December 31, 2002. That's 15 months (more than one year). Page 2 indicates that I owned 47,807 units (approximately 17,000 shares) of Ford on 9/30/01. Also, it shows that I owned 47,890 units (17,353 shares) on December 12/31/02. Additionally, last week I sent you copies of four SSIP quarterly dividend checks that I received in 2002 from my ownership of these 17,000 shares.

You have your proof. Let's move on. I await your (Mr. Ford's) next dirty trick to try to stop me from criticizing his pitiful leadership.

I will be resubmitting my one new proposal to you shortly.

Ford

Savings and Stock Investment Plan (SSIP)

15 MONTHS

October 1, 2001 - December 31, 2002

#BWNFXTG

ENV#MG000752
MG 26001 R

SAMUEL N JOANETTE
360 COLLINS AVE #202
MIAMI BEACH, FL 33139

Customer Service Number: 1-800-544-3333
Representatives are available 8:30 AM to midnight ET.
NetBenefits (via internet http://netbenefits.401k.com) and the automated phone system are available generally 24 hrs.

Your Account Summary

Beginning Balance	[redacted]
Dividends	9,290.57
Transfer/ Dividend Payment	-8,761.75
Unrealized Gain / Loss	[redacted]
Ending Balance	[redacted]

Additional Information

♦ Vested Balance	[redacted]

Your Personal Rate of Return

This Period	-37.0%
Year to Date	-36.8%

FORD'S PITIFUL PERFORMANCE

Your Personal Rate of Return is calculated with a time-weighted formula, widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation


Stocks 100%

Your account is currently allocated among the asset classes specified above. The percentages have been rounded.

Your Contribution Percentages as of 01/10/2003

This section displays the percent of compensation you contribute to SSIP.

Contribution %

Pre-Tax	15%	After-Tax	0%
Employee Pre-Tax Catch-Up	0%		

After-Tax Balances

Post 86 Contributions	[redacted]

Your Contribution Elections as of 01/10/2003

Ford Motor Company matching contributions are invested 100% in the Ford Stock Fund.

Investment	*Pre-Tax*	*After-Tax*	*Pre-Tax Employee Catch-U*	*After-Tax Rollover*
Ford Stock Fund	100%	100%	100%	100%
Total	**100%**	**100%**	**100%**	**100%**

Please read this statement carefully. Any error must be reported to Fidelity Investments within 90 days.

15 MONTHS

Savings and Stock
Investment Plan (SSIP)

Statement Period 10/01/2001 to 12/31/2002

Market Value of Your Account

This section displays the value of your account for the period, in both units and dollars.

Investment	Units on 09/30/2001	Units on 12/31/2002	Price on 09/30/2001	Price on 12/31/2002	Market Value on 09/30/2001	Market Value on 12/31/2002
Stock Investments					[redacted]	[redacted]
Ford Stock Fund	47,807.668	47,890.551	$6.23	$3.37	297,841.77	161,391.16
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Account Total					[redacted]	[redacted]

As of December 31, 2002, your units in the Ford Stock Fund represent approximately 17353.8878 equivalent shares of Ford Common Stock at $9.30 per share. Remember that you own units of the Ford Stock Fund.

Your Account Activity

This section displays a summary of transactions that occurred in your account during the statement period.

Activity	[redacted]	Ford Stock Fund	[redacted]
Beginning Balance	[redacted]	$297,841.77	[redacted]
Dividends	[redacted]	9,290.57	[redacted]
Transfer/ Dividend Payment	[redacted]	-8,761.75	[redacted]
Unrealized Gain / Loss	[redacted]	-136,979.43	[redacted]
Ending Balance	[redacted]	$161,391.16	[redacted]

A Message from Ford

Terminated or retired employees who have outstanding loans can now make loan repayments electronically rather than using loan coupon books. Please log on to Fidelity NetBenefits (www.401k.com) or speak to a Fidelity representative for additional information.

Reminder: Age 50 Catch-Up Contributions are now available. Set your catch-up deduction amount via Fidelity NetBenefits (www.401k.com) (click Deductions on the Accounts tab) or call Fidelity to begin contributing and to secure additional information regarding Catch-Up Contributions.

A cash dividend of 10 cents per share was declared on the Company's outstanding Common Stock for the 4th quarter of 2002. This dividend is payable on December 2, 2002 to stockholders of record on November 1, 2002. Only shares of Ford Common Stock in the Ford Stock Fund at 4:00 p.m. Eastern Time one day prior to the ex-dividend date of October 30, 2002 are eligible for the dividend.

EXHIBIT 6

Ford Motor Company

Office of the Secretary
Peter Sherry, Jr.
Assistant Secretary
313/323-2130
313/337-9591 (Fax)
psherry@ford.com

One American Road
Room 1038 WHQ
Dearborn, Michigan 48126

January 30, 2003

Mr. Samuel N. Joanette
360 Collins Ave., Suite 202
Miami Beach, Florida 33139

Re: Stockholder Proposals – 2003 Annual Meeting of Stockholders

Dear Mr. Joanette:

Thank you for your letters of January 13 and January 23, 2003. First, let me assure you that Ford Motor Company ("Ford" or the "Company") is not treating the shareholder proposals submitted in your letter of December 26, 2002 any differently than we treat any of the other shareholder proposals we receive. We require each shareholder who submits a proposal for inclusion in the Company's proxy materials to comply with the rules established by the Securities and Exchange Commission ("SEC").

Rule 14a-8, a copy of which was included in our letter of January 6, 2003, clearly sets forth the eligibility requirements for shareholders who wish to submit proposals. Rule 14a-8(b) states that a shareholder must have "continuously" held at least $2,000 worth of company stock for at least one year prior to the date of submission of a proposal. In your letter of January 13, you make several statements to the effect that you already have proven eligible share ownership. The fact that you held shares through the Company's Savings and Stock Investment Plan ("SSIP") at some point in time last year, however, does not mean that you have continuously held those shares for the past year. Likewise, a copy of last year's ballot does not prove that you still own Ford stock. Additionally, copies of statements showing dividends paid does not prove that you continuously held the requisite amount of Ford stock for one year prior to the submission of your proposals. We have not accepted similar evidence of alleged continuous share ownership from other shareholders and we cannot accept such evidence from you. Unfortunately, none of these things proved that you continuously held at least $2,000 worth of Ford stock for one year.

In the past we have accepted copies of shareholders' SSIP statements showing investments in the Ford Stock Fund as evidence of ownership. In your letter of January 23, 2003 you provided SSIP statements evidencing your ownership of at least $2,000 worth of Ford stock for at least one year. We accept this as satisfactory evidence of eligible share ownership.

We also note for your future reference that another way of proving ownership is for your broker to issue a letter stating that you owned at least $2,000 worth of Ford stock for at least one year prior to the date of your submission. This was clearly stated in our letter of January 6, 2003. We have no interest in seeing any of our shareholders' brokerage statements. In fact, the SEC has taken the position that broker statements are not sufficient evidence of continuous share ownership since one can buy and sell securities between statement dates. Of course, because you have provided SSIP statements, you need not provide a letter from your broker.

With respect to your Michigan and Florida addresses, our transfer agent was unable to confirm that Samuel N. Joanette is a registered holder of Ford Stock, regardless of address. Our transfer agent keeps records on all registered owners of Ford stock, meaning that unless the stock is held in your name, the transfer agent will not show you as an owner. With respect to the SSIP, Fidelity Investments is the shareholder of record, not each individual employee or retiree that has an investment in the Ford Stock Fund. Our transfer agent does not have access to the names of employees or retirees that own Ford stock through the SSIP. Consequently, your name did not appear on the transfer agent's records, not because of any computer tricks with multiple addresses, but because you are not a registered holder of Ford stock.

Additionally, the fact that you may receive an Annual Report and proxy materials does not prove that you have **continuously** held Ford stock for one year. It only proves that you held Ford stock on the record date for the annual meeting. Again, Rule 14a-8(b)(1) requires shareholders to own at least $2,000 of company stock "continuously" for at least one year by the date a shareholder submits his or her proposal.

Our letter of January 6 provided you with 14 days from its receipt to submit evidence of shareholder eligibility, which you have provided, and to reduce the number of proposals from 18 to 1, which you have not provided. The return receipt we received from the U.S. Post Office indicated that you received our letter on January 10, 2003. As of the date of this letter, we have not received a resubmission of a single proposal to comply with Rule 14a-8(c). Consequently, we will submit a letter to the SEC requesting that they not recommend enforcement action against Ford if your proposals are excluded from the Company's 2003 proxy materials.

Please recognize that in taking this action, we are not treating you differently from any other shareholder who has not complied with the requirements of Rule 14a-8. The Company's proxy statement clearly provides that any shareholder proposal must comply with Rule 14a-8 in order to be included in our proxy materials. If you submit a proposal for a future annual meeting that complies with all of the requirements of Rule 14a-8, then Ford will include such proposal in its proxy materials, as we do with any other shareholder proposal that complies with SEC rules.

Thank you for your continued interest in the Company.

Very truly yours,

Peter Sherry, Jr.

EXHIBIT 7

SECY. OFFICE 03 JAN 03 12:15

January 29, 2003

To: Peter Sherry, Jr., Assistant Secretary
Office of the Secretary

From: Samuel N. Joanette, Ford Shareholder
360 Collins Ave., Suite 202
Miami Beach, Florida 33139
(305) 538-8087

cc: The Press

Subject: Submission of Shareholder's Proposal to be Included in the Annual Report

Reference: My January 23, 2003 letter, verification of Share Ownership

Please find included my proposal that I would like submitted for shareholder consideration in the Spring 2003 proxy vote. I am submitting this as one, single proposal.

Per my referenced letter to you, I have provided you with verification that I am a Ford Motor Company shareholder, I have been a shareholder for many years and own more than the minimum $2,000.00 of shares.

I have answer all of your questions. My proposal should now go forward to shareholders for their consideration.

I am very concerned that you and your superiors will continue to block my efforts to reach my fellow shareholders through the proxy ballot. I recognize your position, that is to protect Chairman Ford at any costs. You and Chairman Ford will not tolerate criticism from shareholders. And that you will violate the rights of shareholders to accomplish your goals. A record of harassment is being made by you and others at Ford.

I await your next scheme to stop my proposal and prevent me from voicing dissatisfaction of the poor management of my company by Chairman William Clay Ford, Jr..

Respectfully,

Samuel N. Joanette

Mr. Samuel N. Joanette, 21700 Garrison, Dearborn, Michigan 48124 and 360 Collins Ave., Suite 202, Miami Beach, Florida 33139, who is the owner of more than 17,000 shares of Ford Common stock has informed the Company that he and/or his designee plan to present the following proposal at the meeting:

Resolved:

Ford Motor Company shareholders request adoption of the following initiatives and growth performance actions provided in this proposal. This proposal will **Enhance Shareholder's Value** and strengthen the financial condition of Ford Motor Company.

Supporting Statement:

-4.95%, -18.10%, -30.08%, -38.45%, -66.50% and -75%. (Source: Fidelity Investments)

This is the rationale to justify why Ford Motor Company shareholders should approve this proposal. The above negative numbers represent the percentage losses that Ford Common stock shareholders have realized over the past four years of the Chairmanship of William Clay Ford, Jr., his management team and the Board of Directors.

In 1999, Ford shareholders lost -4.95% on their Ford Common stock investments.

In 2000, Ford shareholders lost -18.10% on their Ford Common stock investments.

In 2001, Ford shareholders lost -30.08% on their Ford Common stock investments.

In 2002, Ford shareholders lost -38.45% on their Ford Common stock investments.

From 1999 through 2002, Ford shareholders lost a cumulative total of -66.50% on their Ford Common stock investment.

And finally, Ford shareholders have had their dividend pay-out reduced 75% under the Chairmanship of William Clay Ford, Jr. and the Ford Motor Company Board of Directors.

Ford Motor Company's net cash position has been decimated by amateurish management and careless spending approved by Chairman Ford and the Board of Directors. Tens of billions of dollars of shareholders cash has been wasted by these company officers with little or no return on investment to shareholders. Ford's credit rating has been lowered to near-junk bond level status and the Company's reputation with Wall Street and the Public has been soiled.

The Company struggles to borrow cash to fund present and future expenditures. Now lost is Ford's outstanding credit rating it had just four years ago. The future of Ford Motor Company is in jeopardy.

If Ford Motor Company is to survive and it's shareholders (the Company's owners) are to ever prosper, dynamic changes in the company must be made and implemented immediately.

The current proposals from Chairman Ford's management team are weak and too slow to compete with today's powerhouse auto manufacturers like Toyota, Honda and BMW. Wall Street and bond market investors are voting daily on Chairman Ford's weak turn-around plan. Investors are voting negatively to Chairman Ford's plan every trading day. Ford stock recently fell to an embarrassing low of $6.80 and Ford's bonds trade at junk bond yields. Despite this, company officers and the Board drag their feet and fail to enact dynamic, growth-oriented financial goals and initiatives. In fact, over the past two years, the company's goals and initiatives have mysteriously disappeared.

Do you recall Chairman Ford's 1999-2000 call to **Enhance Shareholder's Value**? Where did that goal go? Or, the 2000 Annual Report that described the goal of providing shareholders with stock price performance equal to the top quartile of S&P 500 companies? Where did that fine "shareholder friendly" goal go? How about Chairman Ford's 1999 statement to shareholders that he would protect shareholders huge cash reserves to cushion the Company during the next inevitable business downturn? Where did that promise go? It mysteriously disappeared as the company sailed away like a rudderless ship lost at sea.

Mistake, after mistake, after mistake.

Failure, after failure, after failure.

The time is now for change. Approval of this proposal will give Ford Motor Company the initiatives and growth-oriented actions to again lead itself toward becoming the Number 1 automobile manufacturer in the world (remember under Chairman Alex Trotman, Ford was poised to become the Number 1 auto company?).

Please review the following initiatives and growth-oriented actions and vote "FOR" this proposal.

PROPOSAL

READOPT AND ACHIEVE PRIOR GOALS

- The Board of Directors and company officers are directed to readopt the goal of **Enhancing Shareholder's Value**. Enhancing shareholder's value will again be the

Number 1 priority of Ford Motor Company. The Board and company officers are directed to permanently promote the goal of enhancing shareholders value.

This goal will be the primary mission of Ford Motor Company for as long as the company exists. The words **Enhancing Shareholder's Value** will be written into every mission statement and will be the primary focus of Ford

In 1998, 1999 and 2000, Jac Nasser and William Clay Ford prominently endorsed the need to enhance shareholder's value. Both men lost sight of this extremely important goal. Chairman Ford no longer mentions **Enhancing Shareholder's Value**. Chairman Ford needs to be directed by the Board and it's shareholders to respect the best interests of the Company and it's shareholders. Approval of the proposal will ensure this outcome.

- The Chairman of the Board and the Board of Directors are directed to readopt all of the financial goals that are stated in the 1999 and 2000 Ford Annual Reports. The Board will direct company officers to comply with and meet all previously stated financial goals as stated in the 1999 and 2000 Annual Reports. These goals concerned sales, profits, profit margins, cost reduction targets, stock price performance equal to top quartile of S&P 500 companies, etc.. Beginning with the 2003 Ford Annual Report and all years thereafter, all of these goals will be stated and published. The Board will appoint an independent outside audit committee to conduct a performance review that will be published in each Annual Report disclosing the success or failure of the Chairman's management team in accomplishing these goals.

The Board of Directors and company officers will pledge to shareholders to honor all stated financial goals - past (1999 and 2000), present and future goals. The Board and company officers must accept responsibility and be held accountable to the Company and it's shareholders to meet their specific financial goals and missions.

ADOPT MISSION STATEMENTS

- The Chairman and the Board of Directors will adopt a mission statement that recognizes the importance of all Ford shareholders. The statement will acknowledge that the shareholders are the true owners of Ford Motor Company and that all company officers and members of the Board of Directors serve as employees to the shareholders. These company officers and the Board members will pledge to protect the assets and best interests of all shareholder/owners.

This mission statement will include a pledge to rebuild the company's net cash position back to it's previous high levels for the purposes of paying down debt, rebuilding it's credit rating, rebuilding Ford's reputation with Wall Street and the Public and reinstating shareholder dividends to prior pay-out levels. This mission statement will reinstate the goal of achieving stock performance equal to top quartile of S&P 500 companies immediately and annually thereafter.

It is time for the long suffering shareholders of Ford Motor Company to be recognized by the Board of Directors and the Chairman.

- The Board of Directors and company officers are directed to adopt a mission statement that Ford Motor Company will recommit itself to becoming a growth company. The Board and company officers will cease their present mission of shrinking the Company into a down-sized automobile manufacturer.

Utilizing the financial goals stated in the 1999 and 2000 Annual Reports as a baseline, the Company's Chairman and CEO will be responsible to grow these goals each year thereafter. At the beginning of each year, the Chairman and CEO will be required to establish reasonable but higher growth targets for each financial goal. Employing these growth targets, the Company will be positioned again to becoming a growth company, not a shrinking, down-sized company that reduces shareholder's wealth. The Board will be charged with the responsibility to ensure that the Chairman and CEO accomplish their annual growth goals.

- The Board of Directors and company officers are directed to adopt a mission statement to achieve Best-In-Class (BIC) performance throughout all divisions of Ford Motor Company and all of it's products over the next 5 years. The Board is directed to ensure that the Chairman and CEO are making significant measurable performance gains each year leading up to the fifth year. The Board will report this progress annually in the Ford Annual Report. The Board will be responsible to shareholders to deliver BIC performance.

PERFORMANCE REVIEWS

- The members of the Board of Directors will issue a Performance Review to shareholders evaluating their performance. This review will be included in the Annual Report. Each Board member will be required to submit a self-evaluation with a rating of success or failure of their collective and individual performance for the prior year. Additionally, the Board will be required to submit a detailed plan of the goals that it will establish and accomplish in the business year. These goals will be based on growth targets and will be included with their self-evaluation PR published in the Annual Report.

- The Board will establish an Officer Performance Review Panel (OPRP) to evaluate the annual performance of the Chairman and CEO in meeting their established growth goals. The OPRP evaluation report will be published in the Annual Report to shareholders. The OPR Panel will be comprised of 20 randomly selected eligible shareholders, each serving one year. Twelve members will represent Common stock shareholders and eight will represent Class 'B' shareholders (representative of the 60/40 voting split between Common and Class 'B' shares).

The panel will meet in January for a minimum of two days to review financial performance data and issue their report. The OPR Panel will determine whether or not the

Chairman and CEO succeeded or failed to reach each assigned goal. The OPR Panel will issue a "No Confidence" Report if either the Chairman or CEO fails to achieve their goals.

PLEDGE

- The Board of Directors and company officers are directed to pledge to respect the rights and privileges of all shareholders. This pledge of respect is to include those shareholders
8 who have been critical of the poor performance of company officers and the Board over the past four years. Ford Security will be directed to cease initiating personal vendettas against any Ford shareholder. The practice of barring shareholders from attending the Ford Annual Shareholders meeting and other company activities will cease. The practice pre-screening, pre-approving and/or refusing to acknowledge or answer any question(s) that shareholders wish to ask at any company function will cease. All shareholders will be treated fairly with respect and dignity by all company officers.

- All current and future company officers holding the positions of Chairman, Vice-Chairman, CEO, CFO and COO will be prohibited from holding positions with
9 other companies. These officers will sign a loyalty agreement vowing to only be employed with Ford Motor Company. Any officer who refuses to sign this agreement will be terminated. The Company and it's shareholders deserve to receive the loyalty and a 100% effort from all officers. Moonlighting and part-time efforts will no longer be tolerated. The extremely poor performance of company officers over the past four years demand an improved effort on the part of these officers.

INITIATIVE

- The Board is directed to split the positions of Ford CEO and Chairman and elect two
10 qualified, experienced, successful individuals with automotive backgrounds to these positions. The present situation of William Clay Ford, Jr. holding both positions of CEO and Chairman is ineffective and creates the potential for conflicts of interest. It is impossible for Mr. Ford to report to himself. Oversight and checks and balances are necessary and required to prevent the reoccurrence of the poor management and performance of the past four years.

A Blue Ribbon commission of the National Association of Corporate Directors in Washington urges companies to bolster governance by splitting the two positions. They state, "It is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the Board."

Implementation of this initiative will guarantee necessary reforms and protect the assets and interests of the Company and it's shareholders.

FULL DISCLOSURE

- Effective immediately, the Board and company officers will provide shareholders separate financial reports for the Premier Automotive Group (PAG) and Lincoln Division. This will effect all quarterly and full year financial reports. Chairman Ford made a promise to shareholders and Wall Street that Ford would provide these separate reports. Recently, Chairman Ford has begun to back away from his promise. Chairman Ford must keep his promise to shareholders and Wall Street. As the leader of Ford Motor Company, it is vitally important that Chairman Ford honors all of his commitments. The Chairmanship holds a position of trust. Shareholders, Wall Street and the Public must be certain that the Chairman of Ford will always keep his word and honor his commitments.

Separate financial reporting is vital to shareholders interests so that they can determine the Company's and their return on investment from these very expensive investments in PAG and Lincoln Division. With separate reports, shareholders and analysts will be better able to evaluate the return on shareholder's investments by making comparisons with other competitor luxury vehicle companies. Shareholder have a need and a right to know.

ACHIEVE GOALS

- Chairman William Clay Ford, Jr. promised the Ford Motor Company's Board of Directors and it's stock shareholders that his management team will produce $7 billion in pre-tax profits by mid-decade. Additionally, Chairman Ford has indicated that 30% of those profits will be generated by the Premier Automotive Group (PAG).

Chairman Ford and his management team should be held accountable by the Board and it's shareholders. Approval of this proposal will require the Board of Directors to annually review the performance of Chairman Ford in achieving these goals. If the Board concludes that Chairman Ford and his management team have failed or are failing to achieve either of these two goals, the Board is directed to ask Chairman Ford to resign his positions of Chairman and CEO of Ford Motor Company. This will guarantee accountability and performance to benefit the Company and it's long suffering shareholders.

Summary:

Ask yourself these two very important questions. Is Ford Motor Company and it's Common stock shareholders better off today than they were four years ago prior to William Clay Ford, Jr. becoming Chairman of Ford Motor Company? Have the past four years been the most destructive and disappointing in the history of Ford Motor Company?

The answer to these two questions is why you should vote "FOR" this proposal.

Wall Street investors, bond market investors and vehicle buyers are voting every business day on Chairman Ford's weak restructuring plan. They are voting no. What these three say about Ford Motor Company is extremely important to Common stock shareholders - they are determining our future.

Common stock shareholders control 60% of the total voting shares of Ford Motor Company. Every one of these votes is vitally important in turning around our wonderful company.

The turnaround of Ford Motor Company requires dynamic actions like those found in this proposal. Approval of this proposal will guarantee necessary reforms, protect the assets and interests of Ford Motor Company and it's shareholders, promote and restore growth and **Enhance Shareholder's Value**.

Please mark your proxy "**FOR**" this proposal.

EXHIBIT 8

Ford Motor Company

Office of the Secretary
Peter Sherry, Jr.
Assistant Secretary
313/323-2130
313/337-9591 (Fax)
psherry@ford.com

One American Road
Room 1038 WHQ
Dearborn, Michigan 48126

February 4, 2003

Mr. Samuel N. Joanette
360 Collins Avenue, Suite 202
Miami Beach, Florida 33139

Re: Stockholder Proposals – 2003 Annual Meeting of Stockholders

Dear Mr. Joanette:

Thank you for your letter of January 29, 2003. As stated in our previous letters, you were given 14 days from receipt of the Company's January 6, 2003 letter to comply with reducing the number of proposals contained in your letter of December 26, 2002 from 18 to 1. The return receipt we received from the U.S. Post Service indicates that you received our January 6 letter on January 10, 2003. Consequently, in order to comply with Securities and Exchange Commission ("SEC") Rule 14a-8, you must have sent your re-submission of one proposal to the Company by January 24. Your submission of January 29, 2003, therefore, is not timely and the Company will not consider it for inclusion in its 2003 proxy materials. Again, this treatment is the same as we would accord any other shareholder proponent in similar circumstances.

Furthermore, in our January 6th letter we enclosed a copy of Rule 14a-8 which contains all of the requirements that shareholders must comply with in order for a proposal to be included in a company's proxy statement. Even if we considered your January 29, 2003 submission as timely (which we do not), your submission still contains at least 12 different proposals in violation of Rule 14a-8(c) and it violates the 500-word limit of rule 14a-8(d). Consequently, we will file a No-Action request with the SEC to exclude your proposals from the Company's 2003 proxy materials.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to your proposals, please contact me at the above-referenced number or Jerome Zaremba of my office at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome Zaremba for

Peter Sherry, Jr.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated February 5, 2003

The proposals relate to the achievement of certain financial goals described in the proposals, board independence and other matters.

There appears to be some basis for your view that Ford may exclude the proposals under rule 14a-8(f) because the proponent exceeded the one proposal limitation in rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor